Filed by Sabine Oil & Gas LLC

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Oil Corporation

Commission File No.: 001-13515

On May 6, 2014, Sabine Oil & Gas LLC and Forest Oil Corporation issued the following joint press release:

SABINE OIL & GAS AND FOREST OIL ANNOUNCE DEFINITIVE MERGER AGREEMENT

Complementary acreage positions create an industry leader in East Texas

HOUSTON, TEXAS and DENVER, COLORADO – May 6, 2014 – Sabine Oil & Gas LLC (“Sabine”) and Forest Oil Corporation (NYSE:FST) (“Forest”), today announced the signing of a definitive merger agreement under which Sabine and Forest will combine their businesses in an all-stock transaction. Sabine and Forest’s highly complementary asset portfolios will create one of the industry’s largest East Texas players, benefiting from drilling program optimization and economies of scale. The combination is also strengthened by a sizable collective Eagle Ford position, as well as Granite Wash, Permian and Arkoma positions that provide optionality for development and monetization.

Upon completion of the combination transaction, Sabine unit holders will own approximately 73.5 percent of the new combined entity and Forest shareholders will own approximately 26.5 percent. The combined entity, named Sabine Oil & Gas Corporation, will be a newly formed parent company expected to list on the New York Stock Exchange under the symbol “SABO”. The combined entity will be headquartered in Houston, Texas, and be led by Sabine’s current executive management team. The transaction is expected to be tax-free to Forest’s shareholders.

David Sambrooks, Sabine’s President and CEO, commented, “We are excited about this highly complementary combination, and the value creation it will bring to Sabine and Forest equity holders. Since Sabine began in 2007, we have focused on building a significant asset base in East Texas and with this combination we have created a leading industry position in this highly economic, multi-play basin. Sabine has had a successful track record of ~30% CAGR production and cash flow growth since its inception and industry-leading well results in all of our operating areas. We look forward to applying this operational expertise over the new combined asset base.”

Patrick R. McDonald, President and CEO of Forest commented, “We believe that this transaction creates a great opportunity for Forest shareholders to participate in the upside potential gained from a larger and better capitalized entity with a more robust suite of opportunities, and a broader portfolio upon which to execute its capital plan and strategy. Forest’s asset portfolio is an excellent complement with Sabine’s asset portfolio and we have confidence that Sabine’s management team is equipped to deliver exceptional shareholder value through the enhanced opportunities that are embedded in Forest’s assets.”

In addition to a top-tier 207,000 net acreage position in East Texas, the combination of assets creates a 65,000 net acreage position in the Eagle Ford. The complementary nature of Sabine’s and Forest’s assets present considerable opportunities to generate savings through operating synergies, benefits of scale, and optimized capital allocation.

The combined company will have estimated proved reserves of 1.5 trillion cubic feet equivalent (71% gas) (as of December 31, 2013), and estimated production of 345 million cubic feet equivalent (65% gas) for 2014, giving it a leading position among its peers in production and cash flow growth.

The enhanced financial strength and flexibility of the combined company will allow it to de-lever its balance sheet through optimized capital programs. Further, the combined company’s size and scope, in addition to the expected synergies, is expected to provide liquidity to fund its drilling program through 2015 without accessing equity markets. The new entity expects to quickly but prudently evaluate and execute on accretive asset divestments to accelerate balance sheet de-levering.

TERMS OF THE TRANSACTION

Under the terms of the agreement, Sabine and Forest Oil will combine their businesses under a newly formed holding company, Sabine Oil & Gas Corporation (“Sabine Oil & Gas”). Forest Oil will merge with a subsidiary of Sabine Oil & Gas and survive as a subsidiary of Sabine Oil & Gas. As part of the transaction, each share of Forest Oil common stock will be converted into 0.1 of a share of Sabine Oil & Gas common stock, designed to replicate a 10:1 reverse stock split. Concurrent with the merger, Sabine’s parent entity will contribute all of its equity interest in Sabine to Sabine Oil & Gas, in exchange for which it will receive approximately 33 million shares of Sabine Oil & Gas common stock. As a result of the transaction, current Sabine unit holders and Forest Oil shareholders will own approximately 73.5% percent and 26.5% percent, respectively, of the outstanding Sabine Oil & Gas common stock upon closing of the combination.

The boards of directors of Sabine and Forest have each unanimously approved the transaction and Forest is recommending approval of the transaction to its shareholders. Consummation of the transaction is subject to approval by the Forest shareholders, regulatory approvals and other customary closing conditions. The transaction is expected to close in the third or fourth quarter of 2014.

Upon completion of the transaction, David Sambrooks will serve as Chairman of the Board of Directors of Sabine Oil & Gas as well as President and Chief Executive Officer. Shane Bayless will serve as Executive Vice President and Chief Financial Officer and Todd Levesque will serve as Executive Vice President and Chief Operating Officer. The Board of Directors of the combined entity will be comprised of the existing six Sabine board members, as well as two of the current Forest board members. At closing, it is expected that at least a majority of the directors will be independent under NYSE rules.

The completion of this transaction will trigger change-of-control provisions in the indentures governing Forest’s existing senior notes. These change-of-control provisions entitle holders of the notes to receive 101 percent of the principal amount of the notes plus accrued interest with respect to each series of notes. Sabine expects that any of Forest’s notes that are not tendered pursuant to the change of control offers will remain outstanding following the transaction, subject to any opportunistic refinancing of such notes Sabine Oil & Gas may pursue based on market conditions.

Barclays Capital Inc. and Wells Fargo Securities, LLC acted as financial advisors to Sabine. Tudor, Pickering, Holt & Co. is acting as an advisor to Sabine on portfolio optimization. Vinson & Elkins LLP acted as legal advisor to Sabine in the transaction, while Simpson Thacher & Bartlett LLP advised Sabine on financing matters. Gibson, Dunn & Crutcher LLP acted as legal advisor to First Reserve in the transaction. J.P. Morgan Securities LLC acted as financial advisor to Forest, and Wachtell, Lipton, Rosen & Katz acted as legal advisor to Forest.

CONFERENCE CALL

Sabine and Forest have scheduled a joint conference call for Tuesday, May 6, 2014, at 9:00 AM ET to discuss the transaction. You may access the call by dialing toll free 866.318.8611 (for U.S./Canada) and 617.399.5130 (for International) and request the Forest Oil teleconference (ID # 16740779). The conference call will also be webcast live on the internet and can be accessed by going to the “Investor Relations” sections of the Forest Oil website at www.forestoil.com or Sabine Oil’s website at www.sabineoil.com. Transaction overview slides that will be presented during the conference call will be made available in the “Investor Relations” section of Forest’s website under “Recent Presentations” and on Sabine’s website under “Events / Presentations.”

A replay of the conference call will be available through May 13, 2014. You may access the replay by dialing toll free 888.286.8010 (for U.S./Canada) or 617.801.6888 (for International), conference ID # 47876321. An archive of the conference call webcast will also be available at the “Investor Relations” sections of Forest and Sabine’s websites.

*****

Sabine Oil & Gas LLC is an independent energy company engaged in the acquisition, production, exploration and development of onshore oil and natural gas properties in the United States. Sabine’s current operations are principally located in Cotton Valley Sand and Haynesville Shale in East Texas, the Eagle Ford Shale in South Texas, and the Granite Wash in the Texas Panhandle.

Forest Oil Corporation is engaged in the acquisition, production, exploration, and development of natural gas and liquids in the United States. Forest’s principal reserves and producing properties are located in East Texas, the Eagle Ford in South Texas, Arkansas, Louisiana, and Oklahoma. Forest’s common stock trades on the New York Stock Exchange under the symbol FST. For more information about Forest Oil, please visit its website at http://www.forestoil.com.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transactions, New Forest Oil Inc. (which will be renamed Sabine Oil & Gas Corporation as of the closing of the proposed transaction) (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include the proxy statement of Forest Oil Corporation that also constitutes a prospectus of Holdco. Each of Holdco and Forest Oil Corporation also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco and Forest Oil Corporation with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Holdco or Forest Oil Corporation at Forest Oil Corporation’s Investor Relations department at www.forestoil.com or by email at IR@forestoil.com.

PARTICIPANTS IN THE SOLICITATION

Holdco, Forest Oil Corporation, Sabine Oil & Gas LLC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Forest Oil Corporation’s directors and executive officers is available in Forest Oil

Corporation’s proxy statement dated March 26, 2014, for its 2014 annual meeting of share-holders. Information about Sabine Oil & Gas LLC’s directors and executive officers was filed by Sabine Oil & Gas LLC with the SEC on May 6, 2014 pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Holdco or Forest Oil Corporation using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Holdco, Forest Oil Corporation or Sabine Oil & Gas LLC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Holdco to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Holdco or Forest Oil Corporation from time to time, including Forest Oil Corporation’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. For additional information on the risks and uncertainties that could impact Sabine Oil & Gas LLC’s business and operations, please see the Annual Report posted to the investor relations section of its web site at www.sabineoil.com. The forward-looking statements including in this document are made only as of the date hereof. None of Holdco, Forest Oil Corporation nor Sabine Oil & Gas LLC undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.

CONTACT

FOR INVESTORS

Forest Oil Corporate

Larry C. Busnardo

VP – Investor Relations

303-812-1441

Sabine Oil & Gas LLC

Shane M. Bayless,

Executive Vice President and CFO

832-242-9600

FOR MEDIA

Brunswick Group

Lisa Singleton

214-254-3790

*****

On May 6, 2014, Sabine Oil & Gas LLC and Forest Oil Corporation presented the following presentation to investors:

Sabine oil & gas

FOREST

1916

OIL

FO

Combination of Sabine Oil & Gas LLC and

Forest Oil Corporation

May 6, 2014

Forward Looking Statements

FOREST

1916

OIL

FO

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transactions, New Forest Oil Inc. (which will be renamed Sabine Oil & Gas Corporation as of the closing of the proposed transaction) (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include the proxy statement of Forest Oil Corporation that also constitutes a prospectus of Holdco. Each of Holdco and Forest Oil Corporation also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco and Forest Oil Corporation with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Holdco or Forest Oil Corporation at Forest Oil Corporation’s Investor Relations department at www.forestoil.com or by email at

IR@forestoil.com.

PARTICIPANTS IN THE SOLICITATION

Holdco, Forest Oil Corporation, Sabine Oil & Gas LLC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Forest Oil Corporation’s directors and executive officers is available in Forest Oil Corporation’s proxy statement dated March 26, 2014, for its 2014 annual meeting of shareholders. Information about Sabine Oil & Gas LLC’s directors and executive officers was filed by Sabine Oil & Gas LLC with the SEC on May 6, 2014 pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Holdco or Forest Oil Corporation using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Holdco, Forest Oil Corporation or Sabine Oil & Gas LLC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Holdco to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Holdco or Forest Oil Corporation from time to time, including Forest Oil Corporation’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. For additional information on the risks and uncertainties that could impact Sabine Oil & Gas LLC’s business and operations, please see the Annual Report posted to the investor relations section of its web site at www.sabineoil.com. The forward-looking statements including in this document are made only as of the date hereof. None of Holdco, Forest Oil Corporation nor Sabine Oil & Gas LLC undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.

Transaction Summary

FOREST

1916

OIL

FO

Transaction Overview

» All-stock strategic combination between Sabine Oil & Gas LLC (“Sabine”) and Forest Oil Corporation (“Forest” or “FST”) under a newly incorporated public holding company, Sabine Oil & Gas Corporation (“SABO”), expected to be listed on the NYSE

» Company headquarters – Houston, Texas

Consideration

» Each Forest share to be exchanged for 0.1 shares of SABO

Designed to replicate a 10 for 1 reverse stock split

» Former Sabine unitholders to own 73.5% of pro forma shares

» Former Forest shareholders to own 26.5% of pro forma shares

Board / Management

» Board representation proportional to ownership interest

6 current Sabine directors, 2 current Forest directors

C-Suite Team from Sabine

David Sambrooks – Chairman and Chief Executive Officer

Shane Bayless – Chief Financial Officer

Todd Levesque – Chief Operating Officer

Key Conditions / Timing

» Approval by Forest shareholders

» Customary regulatory approvals

» Closing expected in late Q3 / early Q4

Strategic Rationale

FOREST

1916

FO

OIL

Complementary Asset Positions

» Extensive overlap in top two asset areas: East Texas and Eagle Ford

» Creates a leading East Texas position of ~207,000 net acres

Compelling inventory of high return, liquids-rich Cotton Valley Sand opportunities

Significant inventory of Haynesville drilling opportunities with compelling current economics and significant upside value

» Complementary positions in the Eagle Ford, creating significant scale of ~65,000 net acres

Sabine’s Eagle Ford results top 10% in the industry in 2013

Scale and Growth

» Combined 12/31/13 proved reserves of 1.5 Tcfe (71% gas) and 2014E production of ~345 Mmcfed (65% gas) based on based on respective company guidance

» Substantial production and cash flow growth

Over 20% pro forma 2014E production growth

Operating Synergies

»Cost savings from reduced overhead and streamlined operations

» Ability to optimize capital allocation on $800 - $825 million capital program

» Will apply top tier operational results across portfolio

Capitalization

» Liquidity to fund drilling program through 2015 without accessing capital markets

» Clear path to improving balance sheet through property divestments and optimized capital allocation - to be implemented as a top priority

» First Reserve, an energy-focused private equity firm, remains a controlling shareholder

Leadership

FOREST OIL

1916

FO

»The combined company’s management team has been together since Sabine’s formation in 2007, delivering top-tier well results and production/cash flow/asset growth

Former Vice President and General Manager of Devon Energy Corporation’s Southern Division and prior to that, their International Division

Over his thirty-four years of experience, held various executive, business development and engineering positions with Sun Oil Company / Oryx Energy and Santa Fe Energy Resources / Santa Fe Snyder Corporation David Sambrooks Chief Executive Officer

Bachelor of Science degree in Mechanical Engineering from the University of Texas at Austin and a Master of Business Administration from the Executive Program at the University of Houston

Former Executive Vice President - Chief Financial Officer and Treasurer with Petrohawk Energy

Over his twenty-four years of experience, held various executive and senior positions with 3TEC Energy, Encore Acquisition Company, Hugoton Energy and Ernst & Young

Bachelor of Science in Accounting from Wichita State University and a Certified Public Accountant

Shane Bayless

Executive Vice President and Chief Financial Officer

Previously served as Senior Vice President of Engineering and Development of Sabine

Over his twenty-two years of experience, held various engineering and management positions with Devon/Ocean Energy, Burlington Resources and Amerada Hess

Bachelor of Science degree in Petroleum Engineering from Texas A&M University

Todd Levesque

Executive Vice President and Chief Operating Officer

Complementary Asset Footprints

FOREST OIL

1916

FO

Map of Acreage Position(1)

Granite Wash

• ~33,500 net acres

• 15 Mmcfe/d (29% gas)

Permian Basin

• ~60,250 net acres

• No material production

East Texas

Marion

Upshur

Harrison

Caddo

Gregg

Smith

Rusk

Panola

De Soto

Cherokee

•~207,000 net acres(2)

• 178 Mmcfe/d (81% gas)

TEXAS

Sabine Acreage Forest Acreage

OKLAHOMA

Arkoma

~35,000 net acres

22 Mmcfe/d (100% gas)

ARKANSAS

MISSISSIPPI

LOUISIANA

Mississippi

• ~14,600 net acres

• No current production

Eagle Ford

Gonzales

Lavaca

Wilson

DeWitt

Karnes

• ~64,500 net acres

• 74 Mmcfe/d (31% gas)

Combined Total

» ~424,000 net acres

» ~290 Mmcfe/d current production (67% gas)

» 1,464 Bcfe proved reserves (61% PD; 71% gas)

» Creates one of the largest East Texas positions with concentrated and contiguous acreage

1 Daily production representative of 1Q 2014 production

2 Does not include additional acreage in North Louisiana or ~71,000 DK exploratory net acres in East Texas

Pro Forma Asset Profile

FOREST OIL

FO

1916 Proved Reserves (1) Bcfe 1,600 1,464 1,400 421 1,200 (29%) 1,000 839 800 251 625 (30%) 600 170 1,043 (27%) (71%) 400 588 200 455 (70%) (73%) 0 Forest Sabine Pro Forma

Gas Oil & NGLs FY2014E Production Guidance

Mmcfe/d 350 345 300 122 (35%) 250 220 200 78 (35%) 150 125 223 100 44 (65%) (35%) 142 (65%) 50 81 (65%) 0 Forest (2) Sabine(2) Pro Forma (3)

Gas Oil & NGLs

Acreage (in thousands) Net acres 500 424 400 60 34 300 65 247 59 60 200 178 25 34 59 40 100 207 103 104 0 Forest Sabine

Pro Forma

East Texas(4)

Ark-La-Tex(5)

Eagle Ford

North Texas

Permian

1 As of 12/31/13

2 Per current guidance

3 Represents combination of current standalone guidance from Forest and Sabine management

4 Does not include additional ~71,000 DK net acres in East Texas

5 Excludes East Texas acreage

FOREST OIL

Pro Forma Asset Profile Versus Comps

FOREST

FO

1916

OIL

» Combined company gains significant scale; aligns with gas-weighted peers with focus on East Texas

Proved Reserves(1)

Bcfe 4,966 5,000 4,344 4,000 3,614 134% proved

3,000 reserve increase to Forest

2,000 1,671 1,464 1,124 1,000 839 818 625 609 585 534 352 0

WPX

QEP

UPL

ROSE SABO XCO Sabine PVA

FST

CRZO

CRK

JONE

SN PF

% Gas 75% 61% 94%

40% 71% 90% 70% 39% 73% 31% 77% 44% 11%

2014E Production(2) MMcfe/d 1,400 1,247 1,200

1,000

176% 2014E 806 800

production increase

677 to Forest

600

387

380

400

345

220

187 175

200

152 134

133

125

0

WPX

QEP

UPL

XCO ROSE SABO Sabine CRK CRZO PVA JONE

SN

FST

PF

% Gas(3) 79%

63%

93%

89%

37% 67% 67% 74% 42% 32% 48%

13% 68%

1 Per company press releases and SEC filings. Reserves data includes most recent information released by listed companies

2 Peers 2014E production per FactSet estimates. Sabine and Forest 2014E production per Sabine and Forest guidance

3 Percent gas per latest daily production from company press releases and SEC filings

Industry Leading East Texas Position

FOREST OIL 1916 FO Acreage Location Texas Camp Upshur Gregg Smith Rusk Cherokee Morris Cass Marion

Harrison Panola Shelby 29.936 FEET

Sabine Acreage Forest Acreage

East Texas has been a core asset for Sabine and Forest. With current gas prices and increased activity, this area will provide significant production and reserve growth.

1 Strip pricing as of 4/29/14

Asset Overview

» Combination creates large, contiguous acreage position providing critical mass in region

» Evolving completion techniques, lower costs and improving gas prices leading to better economics and increased activity

» Multi-play basin with opportunities in the Cotton Valley (multiple benches), Haynesville, Bossier, Pettet and Travis Peak

» 2013 Combined Cotton Valley Sand Program – 11 wells

24-hr IP (Mmcfe/d) 11.0

Program Economics

Commodity Pricing

30-day IP (Mmcfe/d) 9.5 $4/$90 Strip(1) % Liquids 34% Rate of Return 27% 36% EUR (Bcfe) 9.2 PV10 per well ($ millions)

$4.3 $5.6 Well Cost ($ millions) $8.8 F&D ($/mcfe) $1.23

» 2013 Sabine Haynesville Program – 7 wells

24-hr IP (Mmcfe/d) 10.4

Program Economics

Commodity Pricing

30-day IP (Mmcfe/d) 9.7

$4/$90

Strip(1)

% Liquids

7%

Rate of Return

17%

26%

EUR (Bcfe)

8.0

PV10 per well ($ millions)

$1.7

$3.4

Well Cost ($ millions)

$9.3

F&D ($/mcfe)

$1.54

» 2014 Plans

Currently running four rigs in liquids-rich Cotton Valley play

Test new Haynesville well design, $700k potential capital savings

Evaluating drilling program for combined company, potential for increased activity

FO

Industry Leading Performance

FOREST OIL 1916

Avg. 12 Month Cum, Mmcfe (# of wells)

2,000

Top Industry Operators – Cotton Valley

1,800 1,600 1,400 1,200 1,000 800 600 400 200 - 5 23 9 13 5 6 22 37

24 10 32 18 51 6 21 47 31 74 6 11 10 9 10 10 8 5 8

Sabine A B C D FST E Sabine F G H I J K L M FST N O P Q R

S T U V W 2013 2013 Total Total Program Program Avg. 12 Month Cum, Mmcfe 2,500

- (# of wells) Top 25 Operators - Haynesville 302 11 148 269 2,000 193 106 23 7 17 105 577 77 20 1,500 49 24 20 45 103 8

4 5 85 11 39 1,000 4 14 500 A B C D E F G Sabine FST I J K L Sabine M N O P Q R S T U V W X

2013 Total Total Program Program

Source: HPDI Data for industry wells. Internal production estimates for  Forest and Sabine Note: Industry results represent entire Cotton Valley and Haynesville plays, respectively.

Cotton Valley

» Advanced completion design relative to most in industry, improving well performance

Incorporated Haynesville designs into CV completion

Higher perf cluster density

Tighter frac stage spacing

Higher fluid and proppant volumes

» Plan to apply Sabine’s completion design across combined company

» Experience: With almost 70 CV completions combined, knowledge to high-grade acreage

Haynesville

» Latest Sabine performance on-par with NLA Haynesville “core” – with lower cost structure

» Tighter perf clusters, frac stages, utilizing “zipper” fracs

» Higher stimulation volumes

More economical proppant, reduced chemical usage has offset cost impact  of larger stimulations

» Deeper landing point in reservoir, contacts more rock

FO

Significant Eagle Ford Position

FOREST OIL 1916

Acreage Overview

Texas CALDWELL

GUADALUPE FAYETTE

Penn Virginia GONZALES LAVACA

Sabine Shiner Area

WILSON

DE WITT

Devon (former GeoSouthern)

KARNES

Sabine Sugarkane Area

VICTORIA

GOLIAD

Sabine Acreage Forest Acreage

Sabine acreage borders Devon and Penn Virginia, with comparable results. Devon/GeoSouthern sale and recent PVA stock rally are additional positive indications of industry/market view of this part of Eagle Ford play.

1 Strip pricing as of 4/29/14

Asset Overview

» Sabine’s results have extended the best part of the Eagle Ford trend further northeast, with results comparable to core players

» Sabine acreage is generally in the gas-condensate window

Higher pressures and gas reservoirs improve recoveries

Best wells are in this part of the hydrocarbon envelope

» Forest acreage subject to Schlumberger agreement whereby Schlumberger receives a 50% working interest in Forest’s Eagle Ford assets in exchange for a $90 million drilling carry

$29 million of carry remaining as of 12/31/13

» Leveraging experience from Haynesville resource development and targeting of Upper Eagle Ford to generate superior results

» 2013 Sabine Shiner Area Eagle Ford Program – 10 wells

24-hr IP (Boe/d) 1,772

30-day IP (Boe/d) 1,331

% Liquids 78%

EUR (Mboe) 723

Well Cost ($ millions) $10.6

Program Economics

Commodity Pricing $4/$90

Strip (1)

Rate of Return 27% 34%

PV10 per well ($ millions) $2.4 $2.8

F&D ($/boe)

$19.29

» 2014 Plans

Currently operating four rigs in DeWitt/Lavaca and two rigs in Gonzales

Greater scale allows for combined company to evaluate opportunity to shift more capital to East Texas

FO

Eagle Ford Performance

FOREST OIL 1916

Avg. 12 Month Cum, Mboe (6:1)

250

198 (# of wells)

Top 25 Operators 200 140 280 26 185 2 223 374 57 150 189 176 91 35 416 100 83 10

791 7 112 55 578 49 28 173 14 50 -

A B C Sabine D E F G H I J K L M N O P Q R S T U V W X 180

198 (# of wells)

Top 25

Operators 160 140 (20:1) 374 280 120

Mboe 26 140 189 35 100 416 83 791 7 55 14 223 Cum, 80 2 10 100 222 43 57 12 578 173 43 8

Month 60 12 40 Avg 20 -

A B C Sabine D E

F

G

H

I

J

K

L M N

O

P Q

R

S

T

U

V

W

X

Source: HPDI Data for industry wells. Internal production estimates for  Sabine

Note: Industry results represent entire Eagle Ford Play

» In northern DeWitt and Lavaca counties, Sabine has validated that the upper Eagle Ford has excellent productivity

» Also unique to industry, Sabine brought its Haynesville completion experience to the Eagle Ford

Tighter perf cluster, frac stage spacing

Hybrid fluid design with emphasis on high volumes of slick water

Lower strength proppant to reduce cost

Less expensive proppant and reduced chemicals helps offset cost of additional stimulation volumes

» Optimal landing point coupled with significant stimulated rock volume translates into shallower production declines

Operators in Lower Eagle Ford tout higher 24-hour IP’s, but  first year production for Sabine wells is comparable

High Return Granite Wash Position

FOREST OIL 1916 FO

Acreage Overview

Texas

LIPSCOMB

OCHILTREE

Lard Ranch Field (2005)

Mesa Vista (2011)

Cum: 13.9 MMBOE (21% Oil)

Cum: 2 MMBOE (49% Oil)

Hemphill Field (1963)

HUTCHINSON

ROBERTS

HEMPHILL

Cum: 169.5 MMBOE (8% Oil)

Mendota Field (1964)

WHEELER

Cum: 130.1 MMBOE (13% Oil)

CARSON

GRAY

Buffalo Wallow Field (1969)

Cum: 286.1 MMBOE (4% Oil)

Stiles Ranch Field (1979)

Cum: 170.2 MMBOE (11% Oil)

Mesa Vista and Lard Ranch have been extensions on-trend with several large Granite Wash developments. With the shallower depth, Mesa Vista also has a higher oil content.

1 Strip pricing as of 4/29/14

Asset Overview

» Sabine operates ~ 33,500 net acres in oil window of play, shallowest part of Granite Wash trend

Outstanding productivity, with 8 of 17 horizontals producing (or projected to produce) in excess of 200 Mboe in first year

Two recent wells projected at 300-350 Mboe in first year

(~ 60% oil)

Two years of identified drilling locations, with potential for up to 200 locations depending on western delineation results

Wells to date have exhibited extremely strong economics, often paying out in under a year

» Sabine is currently testing the western extent of the Granite Wash, which could represent material upside to the inventory count on this position

» Sabine 2013 Program Results – 5 wells

24-hr IP (Boe/d) 1,561

30-day IP (Boe/d) 1,142

% Liquids 76%

EUR (Mboe) 674

Well Cost ($ millions) $8.1

Program Economics Commodity Pricing

$4/$90 Strip (1)

Rate of Return >100% >100%

PV10 per well ($ millions) $5.3 $5.7

F&D ($/boe) $15.20

» 2014 Plans

2014 development plan: Running 2 rigs, balance of low-risk development locations with measured step-out tests to the west

Financing Highlights and Pro Forma Capitalization

FOREST OIL 1916 FO

Financing Highlights

» New RBL facility

» Assumes Sabine’s 2nd lien and bonds remain in place

Will monitor markets to opportunistically refinance all or a portion of these

» Forest bonds subject to change of control put at 101; if put, issue new Senior Notes (or use cash or RBL) for put amount but plan to tender for bonds with newly issued Senior Notes (and/or cash or RBL) at closing or amend bonds to remove change of control put

» Committed bridge facility backstops funds for change of control put or debt tender if new Senior Notes issuance is unsuccessful

» The combined company will pursue portfolio rationalization and debt reduction over the next twelve months

Will aggressively but prudently evaluate accretive divestment opportunities

— To allow optimization of capital allocation

— To increase liquidity and de-lever balance sheet

1 Forest pro forma for 2013 divestitures

2 Reserves as of 12/31/13

3 Average 1Q 2014 production

Capitalization Table

($ in millions) Q1 2014 Q1 2014

Sabine Forest Pro Forma

Cash $1 $48 $49

Revolving Credit Facility $355 - $376

2nd Lien Term Loan due 2018 650 - 650

Senior Unsecured Notes due 2017 350 - 350

Senior Unsecured Notes due 2019 - $578 -

Senior Unsecured Notes due 2020 - 222 -

New Senior Notes - - 850

Total Debt $1,355 $800 $2,226

Book Equity 199 35 365

Total Book Capitalization $1,554 $835 $2,592

LTM 3/31/14 EBITDA(1) $313 $169 $482

Proved Reserves (Bcfe) (2) 839 625 1,464

% Liquids 30% 27% 29%

Proved Developed Reserves (Bcfe) (2) 466 414 881

Latest Daily Production (Mmcfe/d) (3) 185 105 290

Credit Statistics

Debt / LTM EBITDA 4.3x 4.7x 4.6x

Debt / Proved Reserves ($/mcfe) $1.61 $1.28 $1.52

Debt / PD Reserves ($/mcfe) $2.91 $1.93 $2.53

Debt / Latest Daily Prod. ($/mcfe/d) $7,339 $7,609 $7,683

Liquidity

Cash $1 $48 $49

Revolver Borrowing Base $700 $300 $1,000

Amount Drawn (355) 0 (376)

Total Liquidity $346 $348 $673

2014 Financial Guidance

FOREST OIL 1916 FO

Pro Forma Combined 2014E Guidance

Low - High Midpoint

Production:

Natural Gas (Mmcf/d) 212 - 234 223

Oil (Bbl/d) 10,731 - 11,860 11,296

Natural Gas Liquids (Bbl/d) 8,552 - 9,452 9,002

Total Production (Mmcfe/d) 328 - 362 345

Total Production (Mboe/d) 55 - 60 58

Operating Expenses:

Lease Operating / Workover Expense $0.75 - $0.85 $0.80

Marketing, Transportation, Processing $0.25 - $0.35 $0.30

Production & Ad Valorem Taxes (1) $0.35 - $0.40 $0.38

General & Administrative Expense $0.39 - $0.44 $0.42

Total Operating Expense ($ / Mcfe) $1.74 - $2.04 $1.89

Capex:

Total Capex ($ millions) $800 - $825

1 Production taxes assume price deck of $3.50/Mcf gas and $85/Bbl oil.

Conclusions

FOREST OIL 1916 FO

Complementary Asset Positions

Scale and Growth

Operating Synergies

Capitalization

» Extensive overlap in top two asset areas: East Texas and Eagle Ford

» Creates a leading East Texas position of ~207,000 net acres

Compelling inventory of high return, liquids - rich Cotton Valley Sand opportunities

Significant inventory of Haynesville drilling opportunities with compelling current economics and significant upside value

» Complementary positions in the Eagle Ford, creating significant scale of ~65,000 net acres

Sabine’s Eagle Ford results top 10% in the industry in 2013

» Combined 12/31/13 proved reserves of 1.5 Tcfe (71% gas) and 2014E production of ~345 Mmcfed

(65% gas) based on based on respective company guidance

» Substantial production and cash flow growth

Over 20% pro forma 2014E production growth

» Cost savings from reduced overhead and streamlined operations

» Ability to optimize capital allocation on $800 - $825 million capital program

» Will apply top tier operational results across portfolio

» Liquidity to fund drilling program through 2015 without accessing capital markets

» Clear path to improving balance sheet through property divestments and optimized capital allocation - to be implemented as a top priority

» First Reserve, an energy - focused private equity firm, remains a controlling shareholder